FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For December 8, 2008

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Second Quarter Results

MACAO (December 8, 2008) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter ended September 30, 2008.

Net sales for the second quarter ended September 30, 2008 were $32 million, a decrease of 16.1% compared to sales of $38 million for the same quarter ended September 30, 2007, mainly as a consequence of the continuing decline in business from the Company’s electronic and metallic segment due to declining  demand in the professional audio and instrument equipment market.  The Company reported an operating loss in the second quarter of $1.7 million, compared to operating income of $1.7 million for the same quarter of 2007.  Net results for the second quarter ended September 30, 2008 was a loss of $1.7 million compared to net income of $1.8 million for the quarter ended September 30, 2007.  Basic net income per share and diluted net income per share decreased to ($0.11) and ($0.11) respectively, (based on 15,791,000 and 15,791,000 weighted average shares outstanding, respectively) compared to $0.11 and $0.11 respectively, (based on 15,428,000 and 15,496,000 weighted average shares outstanding, respectively) for the quarter ended September 30, 2007.

Total gross margin was 10.9 % in the second quarter ended September 30, 2008 compared to 17.4% in the same quarter last year.  Gross profit in the plastic segment decreased to 10.8% of net sales for the second quarter compared to 25.4% of net sales for the same quarter of last year.  The decreased gross margin in the plastic segment was mainly a combined effect of a change in customer mix, an increase in material cost partly due to increased usage and renminbi appreciation, and increase in factory overhead cost compared to the same quarter last year.   Gross profit in the electronic and metallic segment increased to 11.1% of net sales for the second quarter ended September 30, 2008, compared to 11.6% of net sales for the year-ago quarter.  The improved gross margin in the electronic and metallic segment was mainly attributed to the combined effect of a change in product mix as well as continued controls in raw materials cost.

Net sales for the six months ended September 30, 2008 were $67.3 million, a decrease of 12.5%, compared to sales of $76.9 million for the corresponding period in 2007.  Operating income decreased $5.3 million to a loss of $353,000, compared to $5.0 million of operating income for the first six months of fiscal 2007.  Net income decreased $5.2 million to a loss of $382,000, compared to $4.9 million for the six months ended September 30, 2007.  Basic and diluted net income per share for the six months decreased to $0.02 and $0.02, respectively (based on 15,791,000 and 15,803,000 weighted average share outstanding, respectively), compared to $0.32 and $0.32, respectively ( based on 15,244,000 and 15,287,000 weighted average shares outstanding, respectively), for the six months ended September 30, 2007.

The Company's financial position remained strong at the end of the second quarter of fiscal year 2008, with $17.5 million cash and cash equivalents at September 30, 2008, compared to $22.7 million on March 31, 2008.  Working capital totaled $50.5 million as of September 30, 2008, versus $54.8 million as of March 31, 2008.  Furthermore, the Company has no long-term or short-term borrowings at September 30, 2008.

Mr. Franki Tse, chief executive officer, commented, “During the quarter, our plastics division grew by 17% due to increased orders from the entertainment and gaming segment.  Unfortunately, this growth was more than offset by a decrease in sales demand at our electronics division due to our higher manufacturing costs and RMB appreciation.  In our electronics division, we are very focused on diversifying our customer base and improving business with current customers and have expanded our sales and marketing efforts to drive sales to the division.”

Mr. Tse continued, “We are actively reducing our costs, expenses and headcounts through restructuring to maximize profits in the business.  That being said, we expect the recent world financial crisis and softened demand in the electronics industry will have a continued impact on our fiscal 2009 business.  Fortunately, our balance sheet remains exceptional, with a healthy cash position and no long term debt.  Given our loss for the quarter, we have suspended the dividend to conserve cash and best position us to drive future performance.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing, N&J Company and  Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Six months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Net sales	$32,238	$38,414	$67,277	$76,866
Cost of sales	28,716	31,716	57,853	63,406
Gross profit	3,522	6,698	9,424	13,460
Selling, general and administrative expenses	5,273	4,642	10,512	9,110
Other income/(expenses), net	88	(375)	735	635
Operating income	(1,663)	1,681	(353)	4,985
Interest expense	-	-	-	-
Non-operating income/(expenses), net	(9)	147	18	382
	(1,672)	1,828	(335)	5,367
Income taxes	3	75	47	273
Income before minority interests	(1,675)	1,753	(382)	5,094
Minority interests	-	(2)	-	228
Net income	(1,675)	1,755	(382)	4,866

Other comprehensive income
Foreign currency translation adjustment	442	-	1,585	-
Comprehensive income	(1,233)	1,755	1,203	4,866

Net income per share (note 3)
Basic:
Net income per share	$(0.11)	$0.11	$(0.02)	$0.32
Weighted average number of shares
outstanding (in thousands)	15,791	15,428	15,791	15,244

Diluted:
Net income per share	$(0.11)	$0.11	$(0.02)	$0.32
Weighted average number of shares
outstanding (in thousands)	15,791	15,496	15,803	15,287

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	September 30,	March 31,
	2008	2008
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$17,513	$22,718
Marketable securities	88	116
Accounts receivable, net	23,676	21,397
Inventories	31,296	26,462
Prepaid expenses and other current assets	3,604	3,205
Income taxes receivable	3	3
Total current assets	76,180	73,901
Property, plant and equipment - net	69,447	65,885
Deferred income tax assets	230	230
Goodwill	391	391
Total assets	$146,248	$140,407

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$18,393	$12,527
Customer deposits and accrued expenses	6,757	5,994
Income taxes payable	533	629
Total current liabilities	25,683	19,150
Minority interests	-	-

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,790,810 shares at September 30, 2008 and
15,038,730 shares at March 31, 2008	49,923	49,923
Additional paid-in capital	7,709	7,709
Accumulated other comprehensive income	5,319	3,734
Retained earnings	57,614	59,891
Total shareholders' equity	120,565	121,257
Total liabilities and shareholders' equity	$146,248	$140,407

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )
	September 30,
	2008	2007
Cash flows from operating activities :
Net income	$(382)	$4,866
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	3,580	2,982
(Gain)/loss on disposal of property, plant and equipment	148	22
Unrealized holding (gain)/ loss on marketable securities	28	(90)
Impairment loss on goodwill	-	318
Minority interests	-	228
Changes in operating assets and liabilities :
Accounts receivable	(2,367)	(7,585)
Inventories	(4,928)	1,527
Prepaid expenses and other current assets	(412)	(1,140)
Income taxes receivable	-	129
Accounts payable	5,866	(282)
Customer deposits and accrued expenses	683	526
Income taxes payable	(98)	(124)
Net cash provided by operating activities	2,118	1,377

Cash flows from investing activities
Purchase of property, plant and equipment	(5,215)	(3,896)
Acquisition of minority interest in a subsidiary	-	(414)
Proceeds from disposal of property, plant and equipment	236	128
Net cash used in investing activities	(4,979)	(4,182)

Cash flows from financing activities
Dividends paid	(1,895)	(5,259)
Exercised of stock options	-	991
Net cash used in financing activities	(1,895)	(4,268)

Cash effect of exchange rate changes	(449)	(964)

Net decrease in cash and cash equivalents	(5,205)	(8,037)
Cash and cash equivalents, at beginning of period	22,718	24,549
Cash and cash equivalents, at end of period	17,513	16,512

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	141	145

Supplementary disclosures of significant non-cash transactions :
Issuance of common stock in connection of acquisition of
additional 24% shareholdings of a subsidiary	-	6,342
Fair value adjustment on net assets acquired
of additional 24% shareholdings of a subsidiary	-	1,314

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2008 and March 31, 2008, the results of operations for the six months ended September 30, 2008 and September 30, 2007, and the cash flows for the six months ended September 30, 2008 and September 30, 2007.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on September 17, 2008 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories

	September 30,	March 31,
	2008	2008
Inventories by major categories :
Raw materials	$17,710	$14,855
Work in progress	6,377	6,259
Finished goods	7,209	5,348
	$31,296	$26,462

3.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the six months ended September 30, 2008 and 2007 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipments.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended September 30, 2008 Compared to Quarter Ended September 30, 2007

Net Sales - The Company’s net sales for the quarter ended September 30, 2008 were $32,238,000, a decrease of $6,176,000, or 16.1%, as compared to the corresponding period in 2007.  The decrease in sales was mainly related to the increase in sales at our plastic segment of $2,777,000 offset by the decrease in sales at our electronic and metallic segment of $8,953,000.  This represented an increase of 17.1% and a decrease of 40.3% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue increase at our plastic segment was mainly the result of the increase in orders from existing and new customers of $5,459,000 offsetting the decrease in orders from existing customers of $2,682,000 partly due to a decrease in new model productions.   Majority of the sales increase continued to be from one of the segment’s major customers relating to plastic component sales of electronic entertainment products.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $10,897,000 and $193,000, respectively, and decrease in distribution sales of $37,000, offsetting the increase in orders from existing and new customers of OEM products of $1,114,000 and $1,063,000 respectively.  The decrease in sales was mainly related to professional audio equipment of $8,972,000 and telecommunication equipment of $2,105,000 respectively.

Gross Profit - The gross profit for the quarter ended September 30, 2008 was $3,522,000, representing a gross profit margin of 10.9%.  This compares with the overall gross profit and gross profit margin of $6,698,000 or 17.4% for the quarter ended September 30, 2007.

Gross profit in the plastic segment decreased by $2,067,000 to $2,056,000 or 10.8% of net sales, for the quarter ended September 30, 2008 compared to $4,123,000 or 25.4% of net sales, for the quarter ended September 30, 2007.  The decrease in gross margin for the plastic segment was mainly attributable to the change in customer mix, an increase in material cost of 68% due to combined effect of 12% rise in resin price, approximate 9.7% in appreciation of Chinese renminbi as functional currency, and increase of material usage resulting from increased sales as compared with same quarter in prior year.  The decrease in the segment gross margin was also driven by an increase in overhead cost of 36% mainly attributed by increase of 61% in depreciation and 31% in utilities cost as compared with the same quarter in 2007.

Gross profits in the electronic & metallic segment decreased by $1,109,000 to $1,466,000, or 11.1% of net sales, for the quarter ended September 30, 2008 compared to $2,575,000 or 11.6% of net sales, for the same period last year. The improved gross margin was mainly attributed to a combined effect of the change in product mix and the continued policies in controlling manufacturing cost.  The latter has resulted a decrease in material cost of 42%, 59% decrease in consumable materials cost and 18% in custom duty, despite the impact of approximately 9.7% appreciation in Chinese renminbi currency when comparing with the year ago quarter.

 Selling, General and Administrative Expenses – SG&A expenses for the quarter ended September 30, 2008 were $5,273,000, or 16.4% of total net sales, compared to $4,642,000, or 12.1% of total net sales for the quarter ended September 30, 2007.  There was an increase in selling, general and administrative expenses of $631,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $596,000, or 23.9%, to $3,093,000, or 16.3%  of net sales, for the quarter ended September 30, 2008 compared to $2,497,000 or 15.4% of net sales for the corresponding period in 2007.  The increase was primarily related to the increase in selling expenses of $62,000, salaries and bonuses of $280,000 as a result of labor rate change of 28%, and the remaining increased expenses being attributed by outsourcing security services and labor society operating expense  as compared with year-ago quarter.

The SG&A expenses in the electronic & metallic segment increased by $35,000, or 1.6%, to $2,180,000, or 16.5% of net sales, for  the quarter ended September 30, 2008 compared to $2,145,000, or 9.7% of net sales for the corresponding period in 2007.  The increase was primarily related to the increase in salaries and staff welfare expense totaled $62,000, offsetting decrease in depreciation expense of $13,000 as compared with the corresponding quarter in prior year.

Other operating income - Other operating income was $88,000 for the quarter ended September 30, 2008, an increase of $463,000 as compared to other operating expense of $375,000 for the quarter ended September 30, 2007.

On a segment basis, other operating income attributable to the plastic segment was $61,000, an increase of $53,000 compared to $8,000 for the same quarter last year.  The increase was mainly attributable to an exchange translation gain of $189,000 related to our subsidiary Jetcrown Dongguan Industrial Limited, using Renminbi as its functional currency, offset by doubtful debt provision of $98,000 in the quarter ended September 30, 2008.

Other operating income attributable to the electronic and metallic segment increased $410,000 to $27,000 in the quarter ended September 30, 2008 as compared with the other operating expense of $383,000 for the year-ago quarter. This was mainly due to no impairment recognized on the goodwill relating to the metallic division as compared to $318,000 impairment loss recognized in the same quarter of last year.  There was a decrease in exchange loss of $66,000 as compared to the year-ago quarter in last year.

Operating Income - Operating loss was $1,663,000 for the quarter ended September 30, 2008, as compared with the operating income of $1,681,000 from the corresponding quarter in the prior year.

On a segment basis, the operating loss of the plastic division was $976,000, or -5.1% of net sales in the quarter ended September 30, 2008 compared to operating income of $1,634,000 or 10.1% of net sales in the corresponding period in 2007.   Operating income in the plastic division decreased was mainly due to the decrease in gross profit as a result of higher material usage and cost, factory overhead and increase in SG&A expenses as described above.

The operating loss of the electronic & metallic segment was $687,000, or -5.2% of net sales in the quarter ended September 30, 2008 compared to operating income of $47,000 or 0.2% of net sales in the corresponding period in 2007.  Electronic & metallic operating income decreased due to the decrease in sales revenue, gross profit as well as increase in SG&A expenses as described above.

Non-operating income – Non-operating income for the quarter decreased by $156,000 to an expense of $9,000 for the quarter ended September 30, 2008 as compared with the year-ago quarter.  This is mainly attributable to the decrease in unrealized gain on revaluation of marketable securities of $43,000 in the electronic & metallic segment and the decrease in interest income of $112,000 in the plastic division during the quarter.

Income Taxes – Income tax for the quarter was $3,000, a decrease of $72,000 as compared with the corresponding quarter in the prior year.

On a segment basis, no income tax was incurred by the plastic segment for the quarter ended September 30, 2008 and thus there was a decrease of $69,000 as compared with the year-ago quarter.  The income tax of the electronic & metallic segment was $3,000 for quarter ended September 30, 2008, a decrease of $3,000 as compared with the corresponding quarter in 2007.

Minority Interest – There was no minority interest for the quarter ended September 30, 2008, whereas the minority interest in the same quarter last year represented a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%.

Net Income – The Company has a net loss of $1,675,000 for the quarter ended September 30, 2008, a decrease of $3,430,000, as compared to net income of $1,755,000 for the quarter ended September 30, 2007.   Net loss for the quarter ended September 30, 2008 represented -5.2% as a percentage of net sales, comparing to 4.6% of net sales for the net income in the same quarter of prior year.  The decrease in net income was mainly the result of the decrease in sales revenue, gross profit margin, operating income and non-operating income as described above.

Net loss for the plastic segment for the quarter ended September 30, 2008 totaled $962,000, as compared to the net income of $1,686,000 for the corresponding quarter in 2007.  The decrease in net income of the plastic segment was mainly the result of lower gross profit margin and operating income due to higher SG&A expenses, and the decrease in non-operating income as described above.

Net loss for the electronic & metallic segment for the quarter ended September 30, 2008 was $713,000, as compared to the net income of $69,000 for the corresponding quarter in 2007.  The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in sales revenue and operating income as a result of higher SG&A expenses, and decrease in non-operating income as described above.

Six Months Ended September 30, 2008 Compared to Six Months Ended September 30, 2007

Net Sales - The Company's net sales for the six months ended September 30, 2008 were $67,277,000, a decrease of $9,589,000 or 12.5% as compared to corresponding period in 2007. The decrease was related to decrease in sales revenue at our electronic and metallic segment of $17,574,000 offset by the increase in sales at our plastic segment of $7,985,000. This represented a decrease of 37.6% and an increase of 26.5% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue increase at the plastic segment was mainly due to the increase in orders from existing and new customers of $13,477,000 offsetting the decrease in orders from other existing customers of $5,492,000, which was partly due to customers delaying the progress of new model productions.  Of the increase in sales, $11,672,000 was related to electronic entertainment products.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $22,764,000 and $541,000, respectively, of which the decrease in order of $21,140,000 and $3,392,000 were related to professional audio equipments and telecommunication equipment respectively. These decrease, together with the decrease in distribution sales of $125,000, offset the increase in orders from existing and new customers of OEM products of $3,717,000 and $2,139,000, respectively.

Gross Profit - The gross profit for the six months ended September 30, 2008 was $9,424,000, representing a gross profit margin of 14.0%. This compared with the overall gross profit and gross profit margin of $13,460,000 or 17.5% for the six months ended September 30, 2007.

The decrease in gross margin for the plastic segment was mainly due to change in customer mix, an increase in material cost of 81% as a result of the combined effect of 18% rise in resin price, approximate 10.7% in appreciation of Chinese renminbi as functional currency, an increase of material usage resulting from increased sales as compared with same quarter in prior year.  The decrease in the segment gross margin was also driven by an increase in overhead cost of 40% mainly attributed by increase of 54% in depreciation and 35% in utilities cost as compared with the same quarter in 2007.

Gross profit in the electronic & metallic segment decreased by $1,227,000 to $4,434,000 or 15.2% of net sales, for the six months ended September 30, 2008 compared to $5,661,000 or 12.1% of net sales, for the same period last year.  This was mainly attributed to a combined effect of the change in product mix, and the continued effort in controlling manufacturing cost, resulting a 42% decrease in materials cost, 74% decrease in consumable materials cost and custom duty, and 33% in staff welfare, despite the 10.7% appreciation in Chinese renminbi currency in the six months ended September 30, 2008, as compared with last year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2008 were $10,512,000, amounting to 15.6% of total net sales, as compared to $9,110,000 or 11.9% of total net sales for the six months ended September 30, 2006. There was an increase in selling, general and administrative expenses of $1,402,000 or 15.4% over the corresponding period.

The SG&A expenses in the plastic segment increased by $1,250,000 or 25.7% to $6,113,000 or 16.1% of net sales, for the six months ended September 30, 2008 compared to $4,863,000 or 16.2% of net sales, for the corresponding period in 2007. The increase was primarily related to the increase in selling expenses of $157,000, legal and professional fees of $119,000, salaries and bonuses of $474,000, and the remaining increase being attributed by outsourcing security services and labor society operating expense as compared with year-ago quarter.

The SG&A expenses in the electronic & metallic segment increased by $152,000 or 3.6% to $4,399,000 or 15.1% of net sales, for the six months ended September 30, 2008 compared to $4,247,000 or 9.1% of net sales for corresponding period in 2007. The increase was primarily related to the increase in salaries and bonuses of $161,000 as compared with the corresponding quarter in prior year.

Other operating income - Other operating income were $735,000 for the six months ended September 30, 2008, representing an increase of $100,000 as compared with last year.

On a segment basis, other operating income attributable to the plastic segment for the six months ended September 30, 2008 was $665,000, a decrease of $300,000 as compared with corresponding period in the prior year. The decrease was mainly attributable to increase in loss on disposal of fixed assets of $121,000 and doubtful debt provision of $156,000 for the six months ended September 30, 2008.

Other operating expenses attributable to the electronic & metallic segment for the six months ended September 30, 2008 was $70,000, an increase of $400,000 as compared with corresponding period in the prior year. This increase was mainly attributable to decrease of $109,000 in exchange loss and no impairment recognized on the goodwill relating to the metallic division as compared to $318,000 impairment loss recognized in the same quarter of last year.

Operating Income - Operating loss was 353,000 for the six months ended September 30, 2008, as compared with the operating income of $4,985,000 from the corresponding six months in the prior year.

On a segment basis, the operating loss of the plastic division was $458,000, or -1.2% of net sales in the six months ended September 30, 2008 compared to operating income of $3,901,000 or 13.0% of net sales in the corresponding period in 2007.   Operating income in the plastic division decreased was mainly due to the decrease in gross profit as a result of higher material usage and cost, factory overhead and increase in SG&A expenses as described above.

The operating income of the electronic & metallic segment was $105,000, or 0.4% of net sales in the six months ended September 30, 2008 compared to operating income of $1,084,000 or 2.3% of net sales in the corresponding period in 2007.  Electronic & metallic operating income decreased due to the decrease in sales revenue, gross profit as well as increase in SG&A expenses as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2008 decreased by $364,000 to $18,000 as compared with the year-ago six months.  This is mainly attributable to the decrease in unrealized gain on revaluation of marketable securities of $117,000 in the electronic & metallic segment and the decrease in interest income of $228,000 in the plastic division during the six months.

Income Taxes – Income tax for the six months was $47,000, a decrease of $226,000 as compared with the corresponding six months in the prior year.

On a segment basis, income tax incurred by the plastic segment for the six months ended September 30, 2008 was $38,000 and thus representing a decrease of $78,000 as compared with the year-ago six months.  The income tax of the electronic & metallic segment was $9,000 for six months ended September 30, 2008, a decrease of $148,000 as compared with the corresponding six months in 2007.

Minority Interest – There was no minority interest as of September 30, 2008, whereas the minority interest for the five months ended August 31, 2007 represented a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%.  As a result of the decrease in minority interest in Deswell’s electronic & metallic segment during the six months period, the dollar amount of minority interest decreased by $228,000 from $228,000 for the corresponding period in prior year.

Net Income – The Company has a net loss of $382,000 for the six months ended September 30, 2008, a decrease of $5,248,000, as compared to net income of $4,866,000 for the six months ended September 30, 2007.   Net loss for the six months ended September 30, 2008 represented -0.6% as a percentage of net sales, comparing to 6.3% of net sales for the net income in the same six months of prior year.  The decrease in net income was mainly the result of the decrease in sales revenue, gross profit margin, operating income and non-operating income as described above.

Net loss for the plastic segment for the six months ended September 30, 2008 totaled $460,000, as compared to the net income of $4,049,000 for the corresponding six months in 2007.  The decrease in net income of the plastic segment was mainly the result of lower gross profit margin and operating income due to higher SG&A expenses, and the decrease in non-operating income as described above.

Net income for the electronic & metallic segment for the six months ended September 30, 2008 was $78,000, compared to the net income of $817,000 for the corresponding six months in 2007.  The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in sales revenue and operating income as a result of higher SG&A expenses, and decrease in non-operating income as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of September 30, 2008, the Company had a working capital of $50,497,000 and cash and cash equivalents of $17,513,000. This compares with a working capital of $54,751,000 and cash and cash equivalents of $22,718,000 at March 31, 2008.  The decrease in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $2,119,000 offsetting cash used for purchase of property, plant and equipment of $4,979,000, dividend distribution of $1,895,000 and the effect of changes in exchange rate of $449,000 during the six months ended September 30, 2008.

As of September 30, 2008, the Company has capital commitment of $1,560,000 for the set up of a new assembly line for manufacturing of LCD products.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings and long-term borrowings at September 30, 2008.

As of September 30, 2008, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: December 8, 2008